February 6, 2006

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 3561

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2005
Filed July 22, 2005
File No. 1-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 23, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2005 (File No. 1-06263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

FORM 10-K (Fiscal Year Ended May 31, 2005)

Management’s Discussion and Analysis, page 12

1.     Provide a discussion of your changing the name and revising the composition of your segments during the most recent fiscal year presented, similar to the discussion provided in the Business section of the filing.  As a related matter, please expand the disclosures in the financial statement footnotes to comply with the requirements of paragraph 34 of SFAS 131.  We assume that earlier periods have been restated for consistency.

Response: We confirm in future filings that we will provide a discussion regarding the changes in the names and composition of our reportable segments in Management’s Discussion and Analysis. This disclosure will be similar to the discussion provided in the Business section of the Form 10-K. We also confirm that we did restate the segment information presented for all prior periods included in the fiscal year 2005 Form 10-K and will disclose that fact as required pursuant to SFAS No. 131 in future filings as follows:

“All prior period segment information has been restated to conform with the current composition of the Company’s reportable segments, which was adopted effective May 31, 2005.”

Results of Operations

2.     Expand your results of operations section to provide a discussion of your gross profit (loss) by segment for each year presented, and clarify here and in Note 13 to the audited financial statements whether this is the primary profitability measure used by your chief operating decision maker, as is implied in Note 13.  In addition, discuss the percentage of your sales and operating profit (loss) generated from international operations and, if material, by geographical region.

Response: In future filings, we will expand our results of operations section of Management’s Discussion and Analysis to include a discussion of gross profit (loss) by segment for each period presented.

The Company has historically disclosed gross profit as the measure of segment profit or loss because it is used by our Chief Executive Officer, who is our chief operating decision maker, when making decisions concerning the allocation of Company resources.  We will disclose this fact in future filings.

During fiscal 2005, total sales and operating profit (loss) generated by our international operations (all of which are located in Europe) were 6.3% and 4.3%, respectively, of the related consolidated totals.  This information was not separately disclosed because it was not considered material by the Company.  We will, of course, expand our disclosures regarding our international operations in the event they do become material to our consolidated operating results.

3.     Provide discussion of the pending litigation with the Michigan Department of Environmental Quality and disclose the amount of accrued costs to date, and the total claims against the Company.  Disclose whether or not the Company believes the ultimate outcome will have a material impact on your financial condition and results of operations.  Alternatively, please tell us why no related disclosures are considered necessary.

Response: We confirm that in future filings we will provide a discussion of the pending litigation with the Michigan Department of Environmental Quality (“MDEQ Matter”) and disclose the amount of accrued costs to date, if material, and total claims against the Company in the results of operations section of Management’s Discussion and Analysis.  We expect this discussion to be similar to the disclosure contained in Item 3, “Legal Proceedings” of our Form 10-K for fiscal 2005.

We would like to refer the Staff to Note 9, “Commitment and Contingencies,” in the notes to consolidated financial statements included in our fiscal 2005 Form 10-K, where we did disclose our belief that the ultimate outcome of the MDEQ Matter would not have a material impact on our consolidated financial condition and results of operations, as follows:

“We are involved in various claims and legal actions, including environmental matters arising in the ordinary course of business (see Item 3 Legal Proceedings).  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.”

Contractual Obligations and Off-Balance Sheet Arrangements, page 17

4.     We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum.  If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Response:  We confirm that we will include scheduled interest payments on our fixed-rate debt obligations, as well as an estimate of interest on variable rate debt obligations, if applicable, within the Contractual Obligations and Off-Balance Sheet Arrangements table included in future filings.  We will begin to provide this disclosure with our Form 10-Q for the period ending February 28, 2006.

5.     We note you have purchase obligations approximating $75 million of which $71 million is due in fiscal 2006.  You disclose in the paragraphs preceding the table that you anticipate capital expenditures for fiscal 2006 to be $15 million to $20 million.  Please disclose the nature of the purchase obligations to be incurred and explain how it differs from the anticipated capital expenditures.

Response:  The $75 million in purchase obligations, including the $71 million due in fiscal 2006, disclosed in the table represents legally binding obligations of the Company principally to acquire inventory, including raw materials and aviation parts and components, and to a lesser extent purchase orders for capital expenditures.

The $15-20 million of anticipated capital expenditures discussed in the preceding paragraphs to the table was disclosed to provide the reader with useful information regarding our anticipated capital expenditure requirements during fiscal 2006.

In future filings, we will provide disclosure regarding the nature of the purchase obligations as follows:

“Purchase obligations arise in the ordinary course of business and represent a legally binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business.”

6.     To the extent that you are required to or are planning to fund pension or other post-employment benefits in the future, the table should include that information.

Response:  We confirm that in future filings we will include known planned contributions to our pension and post-retirement benefit plans in the Contractual Obligations and Off-Balance Sheet Arrangements table based on our anticipated funding policy.

Critical Accounting Policies and Significant Estimates, page 17

7.     As the accounting for employee benefit plans typically involves numerous assumptions and estimates, we believe that related disclosures may be appropriate in both “Critical Accounting Policies” and under “Operating Results.”  These disclosures should include such information as the nature of the benefit plans, changes in the plans, character of deferred gains or losses, a comparison of significant assumptions with actual experience and the nature and timing of future funding requirements.  Please refer to the specific guidance set forth in Section II-J of “Current Accounting and Disclosure Issues in the Division of Corporation Finance” for December 1, 2005, and expand your disclosures as appropriate.

Response:  We confirm that in connection with future filings, we will consider, as we historically have done, the nature and extent of our discussion regarding the accounting for employee benefit plans in preparing our “Operating Results” disclosures in Management’s Discussion and Analysis.  In doing so, we will refer to the guidance set forth in the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” which was issued December 1, 2005, and include appropriate disclosure based on the significance of these matters to our financial position and results.

In April 2006, we will review our critical accounting policies and significant estimates and judgments with our Audit Committee.  Based on the results of that review, we will determine whether expanded disclosures related to our accounting for employee benefit plans is required within “Critical Accounting Policies”, and will make such disclosures in future filings if appropriate.

Financial Statements

Note 1.  Summary of Significant Accounting Policies

Transfer of Financial Assets, page 28

8.     We note that your subsidiaries sell certain receivables to a wholly owned and consolidated subsidiary of the company daily.  This entity, in turn, sells an undivided percentage ownership interest in the receivables to an unrelated third party.  In view of the nature of these activities and their increasing significance, please expand your related disclosures to more completely explain how you record and account for these transactions.

Response:  As disclosed, the accounts receivable securitization program was amended during fiscal 2005 to increase the facility from $35 million to $50 million.  Although the amount available under this facility was increased during fiscal 2005, the Company does not believe that its receivables securitization activities have increased in significance because the amount of accounts receivable sold under the program was $0 at both May 31, 2005 and 2004.

However, in future filings we will expand our Transfer of Financial Assets accounting policy note to include the following information:

•      Accounts receivable sold under the program are removed from the consolidated balance sheet.

•      The retained interest in accounts receivable sold under the program is included in accounts receivable and measured at fair value.

•      Fair value is estimated based on the present value of expected cash flows using management’s best estimates of the key assumptions, including collection period and discount rates.

Note 6.  Employee Benefit Plans, page 42

9.     Please tell us, and specifically disclose, the interest crediting rate under the cash balance pension plan.

Response:  The interest crediting rate under the Company’s cash balance plan is determined quarterly and is equal to 100% of the average 30-year treasury rate for the second month preceding the applicable quarter published by the Internal Revenue Service.  The average interest crediting rate under the Company’s cash balance plan for the fiscal year ended

May 31, 2005 was 5.11%.  We will include disclosure of this information in future filings.

10.   Please describe to us, in detail, how you selected the discount rates you applied to measure the defined benefit obligations for your domestic plans.  Provide us with objectively verifiable support for the rates you have applied in each of the periods for which financial statements have been presented.  Your attention is invited to EITF Topic D-36 in this regard.  As a related matter, we would expect registrants with material defined benefit plans to clearly disclose how discount rates are determined, either in the financial statement footnotes or in the critical accounting policies discussion in MD&A.  Please see “Current Accounting and Disclosure Issues in the Division of Corporation Finance” dated December 1, 2005, Section II-J for guidance with these disclosures.

Response:  The discount rate was selected by looking at high quality corporate bond yields, specifically the Moody AA composite rate, and adjusting it to reflect differences in durations between the plans’ liabilities and the index’s bonds.  The Moody AA composite rates were 5.15% and 6.33% for May 31, 2005 and 2004, respectively. The discount rates that we used to measure the obligations associated with our defined benefit plans were 5.4% and 6.5%, respectively, at May 31, 2005 and 2004.

We confirm that we will disclose in future filings how the discount rate is determined, and will consult the guidance set forth in “Current Accounting and Disclosure Issues in the Division of Corporation Finance” dated December 1, 2005, in developing our disclosures.

Note 7.  Aircraft Joint Venture, page 47

11.   Refer to the last paragraph under this note. Tell us and disclose your ownership percentage of the joint venture that you consolidate and disclose the reasons why this entity is consolidated.

Response:  As of May 31, 2005, our total interest in this joint venture was $6.6 million, which is comprised of our equity investment of $0.9 million and a note receivable from the joint venture of $5.7 million.  The note receivable from the joint venture originated when AAR paid off debt of the joint venture during the third quarter of fiscal 2005, which was disclosed in Note 7.  Our partner’s equity investment is also $0.9 million.  We consolidate this joint venture because we are the primary beneficiary of the joint venture as represented by our total capital investment of $6.6 million, compared with our partner’s total capital investment of $0.9 million.  We will revise our disclosures in future filings as follows:

“We consolidate the financial position and results of operations of this joint venture because we are the primary beneficiary of the joint venture.”

Form 8-K dated November 18, 2005

12.   We note that your exhibit contains references to both EBIT and EBITDA.  These measures constitute Non-GAAP financial measures.  As such, they are subject to the disclosure requirements of CFR Release No. 33-8176 and to Regulation G, thereunder.  Regardless of whether an exhibit has been furnished or filed, Regulation G requires you to present the most directly comparable financial measure calculated and presented in accordance with GAAP and a quantitative reconciliation of the differences between that measure and the non-GAAP financial measure presented.  Further, you should disclose the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding financial position and operating results.  Your reasons should be detailed and specific.  That is, a statement that the measure is “useful to” analysts, investors or others is not sufficient.  Finally, if applicable, you should disclose any additional purposes for which management uses the non-GAAP financial measure that are not otherwise disclosed.  Please expand your disclosures accordingly.

Response: We acknowledge the references to both EBIT and EBITDA contained in the exhibit to the Form 8-K filed November 18, 2005, are non-GAAP financial measures, and as such are subject to the disclosure requirements of CFR Release No. 33-8176 and to Regulation G.  We confirm that in future filings with the Commission, we will present the most directly comparable financial measure calculated and presented in accordance with GAAP and a quantitative reconciliation of the differences between that measure and the non-GAAP measurement presented.  We will provide detailed and specific reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding our financial position and results of operations and a statement disclosing additional purposes, if any, for which management uses the non-GAAP financial measure that are otherwise not disclosed.

Other

We urge all persons who are responsible for the accuracy and the adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and the adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  As requested, the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630)227-2090 or Howard A. Pulsifer, the Company’s General Counsel, at (630)227-2040.

Very truly yours,

/s/ Timothy J. Romenesko

Vice President – Chief Financial Officer &
Treasurer